AR/S

03038416

Annual Report

to the Shareholders of

Calais Resources, Inc.

for the year ended May 31, 2003

SUMMARY INFORMATION

Our Board of Directors

Marlowe Harvey, self-employed, Vancouver, British Columbia
Thomas S. Hendricks, president, Calais Resources, Inc.
Art Daher, self-employed, Vancouver, British Columbia
Melvin Martin, retired, Vancouver, British Columbia
Thomas Patton, president, director, and chief operating officer of Western Silver Corp.

Our Executive Officers

Thomas S. Hendricks, President, Chief Executive Officer
Robert Akright, Vice President
Matthew C. Witt, Treasurer, Secretary, and Chief Financial Officer

Annual Report on Form 20-F

Our Annual Report on Form 20-F for the year ended May 31, 2003, and other reports we have filed under the Securities Exchange Act of 1934 are available to any shareholder at no cost upon request to: Corporate Secretary, 8400 E. Crescent Parkway, Suite 675, Greenwood Village, CO 80111, or by telephone: 720-529-9500, or through the Internet at www.sec.gov.

INTRODUCTION

Calais Resources, Inc. is organized under the laws of British Columbia, Canada. In this Annual Report, the "Company", "we," "our," and "us," refer to Calais Resources, Inc. and its subsidiaries (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 8400 East Crescent Parkway, #675, Greenwood Village, CO 80111; our telephone number is 720-529-9500.

Business of Calais Resources, Inc.

We are a mineral exploration company, engaged directly and indirectly through subsidiaries, in the acquisition, exploration and development of mineral properties. Our primary property is the Caribou Property (exploration) located in Nederland, Colorado. We will not know that a commercially viable mineral deposit, a reserve, or a resource, exists in the Caribou Property until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility. Calais Resources, Inc also has exploration properties in Nevada, and Panama.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("Cdn$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Forward-Looking Statements

This Annual Report includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under "Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

The Nature of Our Business Operations.

We are in the business of researching, acquiring, exploring and, when warranted, developing mineral prospects. Our corporate philosophy has been to seek out and acquire other potential gold prospects.,

When we have identified prospects, we endeavor to acquire the rights to the prospect and surrounding claims. During the acquisition process, we also proceed through a due diligence period to the commencement of a full scientific analysis of the district, followed by an exploration program and (where warranted) a development program. Suitable results at each step in the process are a prerequisite to further development. Upon suitable development of a mineral deposit and reserve, we will then make the decision to either proceed with the mining thereof, to joint venture with a major mining company, or to sell outright.

Exploration and development of mineral resources can be expensive. Through the years, we have been accomplishing limited exploration activities with funds provided through debt and equity investment. We have been using, and expect to continue to use, the net proceeds from the August 2003 financing to expand our drilling operations on our Caribou properties and to commence exploration operations on our property in Panama. We do not expect to expend significant proceeds on the Nevada properties, until we are satisfied with the title to our patented an unpatented mining properties.

When we reach the development and mining stages for any of our properties, we plan to seek industry partners as well as other sources of capital, and we may have to sell an interest in our properties, enter into joint venture or development arrangements, or otherwise dilute our interest in our properties in order to attract third party financing. We will likely only be able to attract interest in our properties on commercially-reasonable terms if we are able to show positive results from our exploration programs and our other work (such as mapping) sufficient to attract third-party financing or industry participants.

Our activities on our three mineral properties are not affected by seasonality.

The raw materials that we need for our mineral exploration and development activities consist of readily available consumables such as fuel and equipment. We also contract with third parties for some of these activities, such as the drilling that is currently proceeding. At this time, there is no shortage of these materials or contractors at reasonable prices, and we do not believe that the prices of these materials or services are volatile — with the possible exception of fuel prices which fluctuate based on global market conditions.

Since we have not yet produced any gold or silver for sale, we have not developed any marketing channels. If we commence mining our properties and do produce precious metals (which cannot be assured), there are numerous outlets for the sale of our production.

Our operations and our prospective operations are not dependent on any intellectual property patents or licenses, industrial, commercial, or financial contracts, or new manufacturing processes.

Subsequent to Fiscal 2003

At the end of the 2003 fiscal year, we had negative working capital of approximately Cdn$(3,135,000). During the 2003 fiscal year and subsequently, we engaged in discussions with a large number of potential financing sources. On August 1, 2003, we completed a financing with several accredited investors who loaned US$4,500,000 to us and took a security interest in the Caribou property to collateralize our repayment obligation. We also issued 8,181,818 shares of our common stock to the accredited investors as a loan origination fee valued at US$0.55 per share. One of the accredited investors, Matt Witt, is now our chief financial officer and was appointed to that position as a result of the transaction. Another one of the accredited investors, Steve A. Benaske, agreed that if our common stock price exceeded US$3.00 per share, he would sell up to 1,500,000 shares of the original 8,181,818 shares for our benefit to repay the loan in full. He will only be able to sell the shares to the extent that a registration statement for the sale is effective or an exemption from registration is available. The US$4,500,000 loan to us (bearing interest at 12.9% and due July 31, 2005 or upon the sale of 1,500,000 shares of common stock by Stephen A. Benaske if the stock price reaches US$3.00) was used for the following:

Prepayment of two-years interest to the lender	US$1,161,000
Repayment of remaining amounts due to bank	US$1,080,000
Repayment of interim mortgage due to Thomas S. Hendricks for funds he advanced	US$ 587,680
Repayment of trade payables	US$ 700,000
Repayment of accrued compensation	US$ 223,822
Financing costs	US$ 95,000

As a result, following the financing and the use of proceeds as described above, we had US$652,498 remaining for working capital, which we plan to use for exploration of our Caribou and Panamanian properties and for general and administrative purposes.

To secure the loan, we pledged our Caribou properties as collateral.

After receiving the investment from the accredited investors, we commenced a drilling program on our Caribou properties which we hope will expand the mineral resources we have already identified on this property. During September and October 2003 we have drilled two core holes at a cost of about US$400,000, and (subject to the availability of additional financing) we expect to drill up to an additional 100 holes at an estimated cost of US$2,600,000. In addition, we are updating all of the geologic information about the Caribou properties in a three-dimensional program which we expect will assist us in determining future exploration activities, whether development drilling is warranted, and whether to identify reserves (if any) and whether commencement of commercial production is warranted.

We have also sent a team to Panama to explore our Panamanian mineral concessions in the Faja de Oro District and we are updating all of our information on the Nevada properties.

Management's Discussion and Analysis and Risk Factors

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada. There are several differences in determining expenses and net loss between Canadian GAAP and US GAAP. Revenues remain the same at nil under both Canadian and US GAAP.

Under US GAAP our loss is approximately Cdn$993,000 which is down Cdn$191,000 from the 2002 loss of Cdn$1,183,000. The decrease in loss under US GAAP in 2003 is primarily due to a reduction in stock based compensation of $170,000 over 2002. The primary reasons for the increase in loss under US GAAP over Canadian GAAP is due to the following:

- exploration and development expenditures are capitalized under Canadian GAAP, but expensed under US GAAP. In each of the last two years, exploration and development costs approximated $500,000.
- stock based compensation for variable and fixed based plans are recognized under US GAAP, but not under Canadian GAAP.
- the fair value conversion option is being expensed under Canadian GAAP. No beneficial conversion option is recognized under US GAAP.

These differences are explained in much greater detail in note 18 to the consolidated financial statements attached to this report.

The information contained herein and in the consolidated financial statements are primarily set forth in Canadian dollars ($ or Cdn$) unless specifically described as being in US$. The following table sets forth the high and low rate of exchange for the Canadian Dollar to the U.S. Dollar at the end of each of the five most recent fiscal years ended May 31st, the average rates for the year, and the range of high and low rates for each month in the last six months ended October 31, 2003. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period. The rate of exchange on October 31, 2003 was Cdn$1.35, meaning that at that date Cdn$1.35 would purchase US$1.00, or US$.741 would purchase Cdn$1.00.

Month Ended	High	Low
October 31, 2003	$1.35	$1.30
September 30, 2003	$1.38	$1.33
August 31, 2003	$1.41	$1.38
July 31, 2003	$1.41	$1.33
June 30, 2003	$1.38	$1.33
May 31, 2003	$1.44	$1.34

Year Ended May 31	Average	High	Low
2003	$1.46	$1.59	$1.33
2002	$1.57	$1.60	$1.52
2001	$1.52	$1.58	$1.47
2000	$1.47	$1.51	$1.44
1999	$1.51	$1.58	$1.45

Summary

We are in the business of acquiring and exploring mineral properties with the aim of participating in the development of them to a stage where they can be exploited at a profit. At that stage, our operations would to some extent be dependent on the world market prices of any mineral produced. We do not have any properties with mineral reserves or with any material production of minerals. Operations on our properties are exploratory searches for commercially producible deposits.

Nearly all of our activities are directed to exploration and development programs. Yearly variations in individual property expenditures generally reflect increases or decreases in specific exploration and development costs based on previous results and our decisions regarding the allocation of exploration expenditures between projects.

Geographic Segments

Net Loss/Year:	2003	2002	2001
Canada	$(468,604)	$(312,347)	$(487,017)
United States	$(123,255)	$(289,866)	$(260,851)
Total	$(591,859)	$(602,213)	$(747,868)

Identifiable Assets at year end:

	2003	2002	2001
Canada	$ 290,092	$ 291,993	$ 295,978
United States	$13,294,607	$12,902,466	$12,491,799
Total	$13,584,699	$13,194,415	$12,787,777

Net losses for Fiscal 2003 were (Cdn$591,859). Loss per share for Fiscal 2003 was (Cdn$0.05). Under US GAAP, net loss for 2003, would have been (Cdn$992,596). Under US GAAP, loss per share for fiscal 2003 would have been (Cdn$0.09).

Operating Results

During the last five fiscal years we have not achieved any revenues from operations and we do not expect to receive any such revenues in the near future until such time, if ever, we produce precious metals which we can market. There is a possibility that we may produce gold from placer operations that we expect to undertake on our Panamanian properties during the fiscal year ending May 31, 2004, but even if we achieve such revenues we anticipate that we will reinvest them in our Panamanian operations, reducing the capital that will be required from our United States operations. It is not likely that any revenues obtained from the anticipated Panamanian placer operations will exceed the cost of those operations until we have the capital necessary to expand the operations beyond the phase that we currently anticipate.

Although our aggregate expenses have remained approximately constant at about Cdn$600,000 during the last two fiscal years, the components of those expenses have changed significantly. The following discuss the more significant changes:

Consulting fees reduced by about Cdn$45,000 because we had less working capital available and consequently less ability to retain and pay for consultants in our operations.

We had a gain on foreign currency of approximately Cdn$250,000 during the 2003 fiscal year as compared to a loss of about Cdn$5,000 in the 2002 fiscal year. This gain was based on conversion between United States and Canadian currency because most of our operations occur in US dollars while our financial statements are set forth in Canadian dollars. Consequently this is not a gain we can anticipate recurring in the future and it provides no additional capital to us.

Interest and bank charges increased from about Cdn$319,000 during fiscal 2002 to Cdn$624,000 during fiscal 2003. These costs increased by almost double because we had to finance our operations during fiscal

2003 through the use of debt, in part with high-interest credit cards and a default rate of 24% per annum on our bank loan, while we were seeking more cost-effective financing. While we had to finance our operations with debt during fiscal 2002 as well, the total amount of debt outstanding (and therefore the interest charges) were Cdn$400,000 greater during fiscal 2003.

We were able to reduce our professional fees and expenses by about Cdn$30,000 during fiscal 2003 as compared to fiscal 2002 because we were unable to retain and utilize professionals because we had no resources from which to pay them for their services.

As a result of these factors, our loss for the 2003 fiscal year was about the same as our loss for the 2002 fiscal year. Had we not realized the Cdn$250,000 gain on foreign currency during 2003, our actual loss would have been significantly greater during 2003 than during 2002.

We anticipate that the 2004 fiscal year will result in greater operating losses than realized in fiscal 2002 or 2003, since we received the loan from accredited investors in August 2003 (resulting in a net of US$652,498 after payment of prepaid interest, bank loan, financing costs and pre-existing obligations) and we intend to increase our operations on our Caribou and Panamanian properties. Furthermore, because we lost our status as a foreign private issuer under the United States securities laws, we will incur additional expenses in complying with the duplicative reporting requirements in the United States and Canada. We also have increased our general and administrative expenses by opening our administrative office in Englewood, Colorado and have assumed the administrative costs associated with that office and our new chief financial officer, expenses we had not incurred in previous fiscal years.

Liquidity and Capital Resources

We have had working capital deficits during each of our last two fiscal years of (Cdn$3,135,000) at May 31, 2003 and (Cdn$2,689,000) at May 31, 2002. These working capital deficits have derived from:

increasing accounts payable (Cdn$975,000 at May 31, 2003 as compared to Cdn$659,000 at May 31, 2002);

a Cdn$96,000 note payable at May 31, 2003 which did not exist at the end of the prior fiscal year; and

an increase in loans from shareholders of Cdn$151,000 to help fund operations for the year.

Offsetting these increased short-term liabilities was a Cdn$190,000 reduction in short-term bank indebtedness at May 31, 2003 as compared to May 31, 2002.

Our working capital deficit during the past two fiscal years (and previously) have adversely affected our ability to carry on our property acquisition and mineral exploration operations. We were also unable to retain professional help needed to fully comply with our reporting obligations in Canada and in the United States, we were required to incur significantly greater interest and bank charges than would have otherwise been required, and generally we were forced to choose between capital expenditures.

We were actually able to achieve positive cash flow from our operations during fiscal 2003, primarily because of increasing short term liabilities which had a positive effect on cash flow from operations. We also issued shares and warrants in exchange for services, expenses that did not involve the use of our limited cash. During our 2002 fiscal year, we used Cdn$(662,000) cash in our operations.

We had positive cash flow from financing activities in both 2002 (Cdn$934,000) and 2003 (Cdn$219,000). The 2002 positive cash flow from financing activities was due primarily to a Cdn$1,833,000 bank loan we obtained and used to pay off certain other long-term and short-term obligations. The 2003 positive cash flow from financing activities was due to the issuance of capital stock and loans received from certain of our shareholders. Our positive cash flow from financing activities allowed us to finance our negative cash flow from operations and investing activities.

As noted, we also had negative cash flows from investing activities in both our fiscal 2003 (Cdn$262,000) *and* fiscal 2002 (Cdn$282,000) years. In both cases, these expenditures related to investment in our mineral properties during the respective fiscal years.

We expect that we will have positive cash flow during our 2004 fiscal year even though we also anticipate increased negative cash flow from operations and investing activities. Our positive cash flow will be due primarily to the August 2003 loan of US$4,500,000 received from six accredited investors. In the future we expect that we will continue to be dependent on our financing activities to finance anticipated continuing negative cash flows from operating and investing activities. Alternatively we will have to find joint venture partners or industry partners who are willing to invest funds in our properties or in Calais itself to fund our continuing operations. After we have established mineralization or reserves through our exploration activities, we may be able to attract joint venture partners, industry partners, or other investors who will be willing to provide us the necessary capital on commercially-reasonable terms.

Material Capital Commitments/Significant Uncertainties

We are a party to a lease for temporary office trailer at the Caribou mine site at a cost of US$350 per month for approximately two more years

At May 31, 2003, we were the borrower from Peak National Bank in the amount of US$1,081,000. We paid this loan in full on August 1, 2003.

There is a US$4,500,000 first mortgage lien taken on the Caribou property as of August 4, 2003. This loan is due July 31, 2005.

We have a two-year employment agreement with Matt Witt, our chief financial officer. This employment agreement is through August 2005 and provides for compensation to Mr. Witt of US$130,000 annually.

We have a year-to-year contract with Panama Mining of Golden Cycle to spend US$250,000 on placer exploration or production, and an additional US$250,000 of hard rock exploration per calendar year on our Panama property.

Critical Accounting Policies and Effect of New Accounting Pronouncements

The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statements, and the impact may be material. Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company was not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. As described elsewhere in this report, at May 31, 2003, there were certain conditions that currently exist which raise substantial doubt about the validity of this assumption. The Company anticipates the need to raise additional private placement debt or equity funds or through joint venture arrangements to accomplish its budgeted expenditures. These private placements are not assured. Failure to raise additional funds may result in the Company being unable to complete its planned programs, to comply with its obligations relating to its Panamanian properties, curtailing operations or writing down its assets.

For Canadian GAAP purposes, the Company capitalizes exploration costs incurred. The recoverability of the capitalized costs includes considerations primarily of management's exploration, development and holding plans and expectations with respect to the property, potential mineralization, costs to recovery, commodity prices and the potential for third party agreements on development. Certain of these factors are beyond the Company's control. Other factors, such as management's plans and expectations, while supporting continued capitalization at this time may change and that change may be material to the financial statements.

In August 2001, the FASB issued SFAS No. 143, *"Accounting for Asset Retirement Obligations."* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. We have not yet determined the impact of the adoption of this statement.

In April 2002 the FASB issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."* FASB No. 4 required all gains or losses from the retirement of debt to be classified as extraordinary items net of income taxes. The standard requires that gains and losses from the retirement of debt be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January 1, 2003. We do not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. As we have no exit or disposal activities subsequent to December 31, 2002, the adoption of this statement has had no impact on our consolidated financial statements.

In December 2002, the FASB approved Statement of Financial Accounting Standards No. 148, *"Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123."* This amends Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* (SFAS No. 123) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. It is effective for financial statements for fiscal years ending after December 15, 2002. We will continue to account for stock based compensation using the methods detailed in the stock-based compensation accounting policy.

The provisions of FASB Statement No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities,"* are effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. Except for the provisions related to FASB Statement no. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* all provisions of this Statement should be applied prospectively. The provisions of the Statement related to Statement 133 implementation issues that have been cleared by the Board and that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We do not expect any material changes as a result of adopting this Statement.

The provisions of FASB Statement No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,"* are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. This Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before May 15, 2003 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. This Statement may impact Calais if the existing convertible debentures are modified.

FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities,"* applies immediately to enterprises that hold a variable interest in variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003 to enterprises that hold a variable interest in variable interest entities created before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to non-public enterprises no later than the end of the applicable annual period. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied, or by restate previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. We do not expect a material change as a result of adopting this Interpretation.

Risk Factors

An investment in and ownership of our common stock is one of high risk. You should carefully consider the risks described below before deciding whether to invest in or continue to hold our common stock. If any of the contingencies discussed in the following paragraphs or other materially adverse events actually occurs, the business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Associated with Our Financial Results and Capitalization:

Our consolidated financial statements raise doubt about our ability to continue as a going concern because of our financial condition and continuing losses.

Note 1 to our consolidated financial statements included herein expresses the following concerns about our ability to continue as a going concern even following the US$4,500,000 loan we received in August 2003:

> The Company has experienced losses in 2003, 2002, and 2001 and has experienced negative cash flow from operations over a number of years. The Company is actively pursuing various options with potential lenders and investors which, if accepted, will in management's view, enable the Company to achieve its business plans. No agreements with potential lenders or investors have been reached yet, and there can be no assurance that such agreements will be reached.
>
> The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. As is common with companies with negative cash flows and losses, there is no certainty that these and other strategies will be sufficient to permit the Company to continue beyond May 31, 2004.
>
> The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the "going concern" basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

In view of the matters described in the preceding paragraphs, recoverability of a major portion of the recorded asset amounts shown in our consolidated financial statements is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financing requirements on a continuing basis, to maintain present financing, and to succeed in our future operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

We have had significant working capital shortages during the past years and we anticipate a need for a additional funding to finalize our exploration plans or to commence any significant development or mining work.

Until we completed financing with accredited investors in August 2003, we incurred significant working capital shortages, with negative working capital at May 31, 2003 of approximately $3,135,000. While the August financing made approximately $3,500,000 net proceeds available to us, it is not likely that this funding will be sufficient to achieve our business goals. We expect to need additional funding within the next twelve to 24 months in order to carry out our business plan, and we cannot offer any assurance that such funding will be available on reasonable terms when required, if any funding is available at all.

Our ability to exploit our mineral properties will be dependent upon our ability to obtain financing through the joint venturing of projects, conveying an interest in our properties to persons who will develop those properties, obtaining investment from industry partners who want to develop the properties through Calais, debt financing, equity financing or other means. If we are unable to obtain such financing on reasonable terms, our ability to develop and to exploit our mineral prospects may be delayed or indefinitely postponed. Although our goal is to continue exploration for mineral resources, ultimately if we are unable to finance future exploration and development, we may lose our interest in these properties.

The volatility and low trading volume of our common stock in the public market and the general condition of the public market itself may adversely affect our ability to raise additional capital.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as Calais, has experienced wide price fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, you can anticipate that our common shares will continue to be subject to volatility resulting from market forces over which Calais will have no control.

There is no assurance that we will be able to achieve any production.

As described below, we cannot offer any assurance that we will be able to achieve production of valuable minerals from any of our prospects. Unless we are able to achieve such production within a reasonable period of time and in a manner that results in revenues greater than the expenses incurred, we will not be able to continue to finance our operations, and we will likely not be able to attract further equity or debt investment when necessary.

We have raised capital and issued shares during the years ended May 31, 2003 and 2002, which has resulted in dilution to our existing shareholders. This was necessary in order to provide necessary working capital or obtain assets and services, and we will likely issue more shares to raise additional capital or to obtain other services or assets, any of which may result in additional dilution.

During the course of the last two fiscal years and subsequently, we have been required to raise in excess of $5,000,000 of net working capital (after expenses) to finance our business operations and acquisitions. We have raised this capital by issuing shares of common stock and warrants to accredited investors, secured loan, unsecured loans, and by issuing convertible debentures to certain insiders. During this same period of time, we have issued common stock warrants and shares of common stock to several persons in exchange for their promises to perform services for us.

If we are successful in raising additional working capital, we will likely have to issue additional shares of our common stock and common stock purchase warrants at prices that may dilute the interests of our existing shareholders.

Our outstanding shareholders may incur a dilution of their ownership interest through future issuances of shares to our employees, directors, and consultants.

Because we anticipate that our success will be highly dependent upon our employees and consultants, we may in the future grant to some or all of our key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Company may be diluted.

Furthermore, the exercise of our existing outstanding options, the conversion of our convertible debentures, and the number of shares available for future issuance may dilute the value of our common shares and the interest of our shareholders.

We have 100,000,000 shares of our common stock authorized, of which 11,193,385 shares were outstanding as of May 31, 2003 (19,627,703 were outstanding at October 31, 2003). In addition, as of May 31, 2003 we have reserved an additional 981,500 shares for issuance upon the exercise of options and 548,803 shares for issuance upon exercise of warrants that were outstanding, and we have reserved an additional 4,143,988 shares for issuance upon conversion of outstanding convertible debentures.

Although our Board of Directors has no present intention to do so, it has the authority, without action by the shareholders, to issue authorized and unissued shares of common stock and shares of preferred stock. Any series of preferred stock, if and when established and issued, could also have rights superior to shares of our common stock, particularly in regard to voting, the payment of dividends and upon liquidation of Calais.

Broker-dealers may be discouraged from effecting transactions in our common shares because they are considered penny stocks and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the OTC Bulletin Board and as a result are considered to be "penny stocks" subject to these rules. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

The lack of trading volume associated with our stock reduces the liquidity of the stock for our shareholders.

We have historically had very little trading volume in our common stock. The lack of trading volume of our shares reduces the liquidity of an investment in our shares. The limited daily trading activity in our stock can make it difficult for investors to readily sell their shares in the open market.

Foreign operations are subject to many risks.

We are exploring mineral properties in the Republic of Panama and in the past have focused on properties in Mexico. Foreign activities are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, foreign environmental law and its enforcement, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation, without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.

Risks Associated with our Management and Principal Shareholders

We are dependent upon the continued availability of the services of our President and Chief Executive Officer, our most significant key management employee.

While engaged in the business of exploiting mineral properties, the nature of our business, our ability to continue planned exploration and development of our mineral prospects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend primarily on the efforts of its President and Chief Executive Officer Thomas S. Hendricks. Loss of Mr. Hendricks' services would have a material adverse effect on our ability to continue operations. We do not have any key-man life insurance and no written employment or consulting agreements with Mr. Hendricks or with any other member of our management except with Mr. Matt Witt, with whom we have a two-year employment agreement expiring in October 2005.

We are controlled by a limited number of our shareholders, and as a result the public holders of our outstanding shares will have little ability to influence our management or our direction.

Our management, directors, and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Calais which in turn could materially adversely affect the market price of our stock.

U.S. investors may not be able to enforce their civil liabilities against Calais or against certain of our directors and officers.

We are incorporated in the province of British Columbia under the British Columbia Companies Act. As such, a majority of our directors must be residents of Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

When we first became subject to the reporting requirements of the Securities Exchange Act of 1934 as a "foreign private issuer,' we became liable for filing annual reports with the Securities and Exchange Commission on Form 20-F and other reports on Form 6-K as we filed reports with Canadian authorities or issued press releases or proxy statements. While we have filed our annual reports on Form 20-F, we have not had those reports reviewed by legal counsel and do not know whether there are any deficiencies. Furthermore, we did not file any Forms 6-K which were required by the Securities and Exchange Commission's rules. Consequently, we may be subject to enforcement action from the Securities and Exchange Commission or possible civil action from investors who may have relied on reports that are subsequently judged to be incomplete or inaccurate in any material respect. If any person or regulatory agency brings any action against us, it will involve a significant amount of time and cost and will distract our management from pursuing our business plan as described herein.

We are no longer considered a "foreign private issuer" and, therefore, we become subject to additional regulation under the Securities Exchange Act of 1934, and possible duplicative regulation and reporting requirements under British Columbia and Canadian law.

As a result of completing a significant financing in August 2003, we no longer meet the definition of a "foreign private issuer" under the Securities Exchange Act of 1934. As a result, we will be required to file reports with the Securities and Exchange Commission on Form 10-KSB (due within 90 days after the completion of each fiscal year), Form 10-QSB (due within 45 days after the completion of the first three fiscal quarters) and Form 8-K (due upon the occurrence of certain defined and other material events). As a result of losing "foreign private issuer' status, all of our financial information will now have to be reconciled to US GAAP under Item 18 instead of under Item 17. We will also be subject to regulation under the proxy rules (SEC Regulation 14A). These requirements in the United States are in addition to similar reporting obligations in Canada where the financial information will have to be set forth in Canadian GAAP. As a result, we may incur additional expenses in complying with the possible duplicative reporting requirements.

Risks Associated with Our Business and Operations

We are subject to all of the operational risks of the mining industry.

Our operations are and will continue to be subject to all of the hazards and risks normally associated with exploring for and developing mineral resources. These risks include finding insufficient ore reserves, fluctuations in production costs that may make the properties unattractive for further development or mining; significant environmental and other regulatory restrictions; labor disputes; geological problems; pit-walls or tailings dam failures; *force majeure* events; and the risk of injury to persons, property or the environment. Operating cost increases can have a negative effect on the value of and ability to finance our properties and may require that we cease operations on or abandon some properties.

The mining industry is subject to environmental risks.

Mineral exploration operations are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the companies within the mining industry, such as the operators of the mines in which we hold a royalty interest, at a reasonable price. To the extent that we become subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition and operations. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive and costly. We take great pride in being proactive with all environmental laws and concerns, and will continue to comply with any additional requirements that may be imposed in the future to the best of its ability.

Federal, state and local governmental regulations.

The current operations of the Company, involves exploration and development activities on its properties. These activities require permits from federal, state and local governmental authorities in the United States. While we believe that we have all permits that are necessary to perform our activities as currently underway, laws change and there can be no assurance that any future permits which we may require will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration project which we might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and our operations and cause increases in capital expenditures or require abandonment or delays in the exploration of new properties.

There is no guarantee of clear title to any of our mineral properties.

Title to mining properties is complex and involves many issues (not all of which are of record with the local clerk and recorder's office). We have performed a large amount of work to provide us the greatest assurance that we have good title to the patented and unpatented mining claims included within our Caribou property. The Nevada properties are generally unpatented mining claims, and such claims are subject to greater uncertainties than are associated with patented mineral properties. Furthermore we do not own title of record to the Nevada properties, although we are seeking to acquire record title in accordance with our earlier agreements. We cannot offer any assurance that we will be able to cause our predecessors in title to transfer their title to us, notwithstanding what we believe is their contractual obligations. If we are unable to obtain good title to the Nevada properties; we will not explore those properties and we will not be able to benefit from the monies we have expended on them to date. Our Panama properties are made up completely of concessions from the government of Panama. Based on our review of the interests we acquired in Panama, we believe that we have the right to explore, develop, and benefit from those properties under Panamanian law.

We have no proven reserves on any of our properties.

Although we have performed a significant amount of exploration work on our Caribou property and we have identified a significant amount of mineralization in the Caribou property, we have not identified any mineral reserves as that term is defined by the US Securities and Exchange Commission. Our properties in Nevada and Panama are in the exploration stage and we have not identified any mineral reserves on those properties, either. Properties on which mineral reserves are not found will have to be discarded which will require that we write each respective property off, thus sustaining an expense for accounting purposes.

Unsuccessful exploration efforts could have a significant negative impact on our financial condition and operations.

If we are unable to identify mineralization that can be commercially extracted, beneficiated, and sold, we will have spent a significant amount of money with no return to our shareholders.

Fluctuation in the price of gold and silver could have material adverse impacts on our operations.

Our primary exploration targets are gold and silver. Market prices for commodities such as gold and silver have historically fluctuated and occasionally have fluctuated widely. The market price of precious metals fluctuates widely and is affected by numerous factors beyond the control of any person. These factors include industrial and jewelry fabrication demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold sales and loans by central banks, forward sales by gold producers, global or regional political, economic or financial crises, and a number of other factors. The global price for these precious metals and the volatility of the price may adversely impact our ability to raise the necessary financing and, if we engage in production operations, may adversely impact our revenues from operations.

Forward-looking statements may prove to be inaccurate.

In our effort to make the information in this report more meaningful, this report contains both historical and forward-looking statements. All statements other than statements of historical fact are forward-looking statements within the meanings of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this report are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events.

The forward-looking statements generally can be identified by the use of terms such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Furthermore, statements that describe our objectives, plans, or goals are, or may be, forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the forward-looking statements in this prospectus. Other unknown or unpredictable factors also could have material adverse effects on our future results.

Warrants and Convertible Securities That Are Outstanding

We have no outstanding warrants to purchase our common stock held by our officers or directors. We have issued warrants to purchase our common stock to an investment banker that we expected to provide certain services to us. At May 31, 2003, there were warrants held by that investment banker to purchase 486,303 shares of our common stock at an average exercise price of US$0.81. We reached a settlement with that investment banker (described below in *"Legal Proceedings"*) which resulted in the issuance of additional shares and the cancellation of the warrants.

Legal Proceedings.

Other than discussed below, we know of no material, active or pending or (to our knowledge) threatened legal proceedings against them. Other than discussed below, we are not involved as a plaintiff in any material proceeding or pending litigation.

A Writ of Summons and Statement of Claim was filed in Supreme Court of British Columbia on May 21, 2002 re monies owing and payable to Devlin Jensen for services provided in the amount of $63,368 plus interest and costs incurred therein. This debt has been fully paid and Devlin Jensen has released its claims.

A Claim made in Alberta by BDO Dunwoody for services provided in the amount of $48,864 plus interest and costs incurred therein. This amount has been paid.

In November 2002 Calais entered into an agreement with National Capital Companies for the performance of investor relations services. Included in the consideration we paid National Capital at the time were 480,000 common stock purchase warrants and 150,000 shares of restricted stock. We did not believe that National Capital performed on their obligations. As a result of settlement discussions with National Capital, in October 2003 we agreed to allow National Capital to retain 37,500 of the originally-issued 150,000 shares and agreed to issue to National Capital an additional 25,000 restricted shares. National Capital agreed to return the remaining 112,500 shares and the warrants for cancellation. We are in the process of documenting this agreement which will not be binding until executed by the parties. We have not recognized any liability or contingent liability for this in our financial statements.

Our Policy on Dividends

We have not declared any dividends since incorporation and we do not anticipate that we will declare any dividends in the foreseeable future. Our present policy is to retain future earnings (if any) for use in our operations and the expansion of our business.

Because of our outstanding lending arrangement with the accredited investors entered into in August 2003, we are prohibited from declaring or paying any dividends until the loan has been repaid in full. There are no other restrictions on our ability to pay dividends.

Price History for Our Common Stock

Our common shares were approved for trading on the OTC Bulletin Board in the United States, under the symbol "CAAUF" on February 1, 1999. The Company voluntarily de-listed from trading on the Vancouver Stock Exchange, now known as the TSX Venture Exchange, effective March 15, 1999.

The high and low sales prices on the OTC Bulletin Board for actual trades of the Company's common shares from date of listing is as follows and quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

Most Recent Six Months	High	Low
October 2003	US$1.52	US$1.13
September 2003	US$2.00	US$1.33
August 2003	US$2.50	US$0.12
July 2003	US$0.40	US$0.30
June 2003	US$0.45	US$0.35
May 2003	US$0.46	US$0.38

	Quarter Ended			
2003 Fiscal Year	August 31, 2002	November 30, 2002	February 28, 2003	May 31, 2003
Common Stock				
High	US$ 1.00	US$ 0.70	US$ 0.85	US$ 0.53
Low	US$ 0.20	US$ 0.25	US$ 0.20	US$ 0.20

	Quarter Ended			
2002 Fiscal Year	August 31, 2001	November 30, 2001	February 28, 2002	May 31, 2002
Common Stock				
High	US$0.48	US$0.40	US$0.20	US$0.38
Low	US$0.18	US$0.08	US$0.05	US$0.06

Most Recent Five Years Year Ended May 31	High	Low
2003 (OTCBB)	US$ 1.00	US$ 0.20
2002 (OTCBB)	US$ 0.38	US$ 0.05
2001 (OTCBB)	US$ 0.44	US$ 0.06
2000 (OTCBB)	US$ 0.44	US$ 0.05
1999 (TSX Venture Exchange)	Cdn$2.50	Cdn$0.71

The Company's common shares are issued in registered form and the following information is taken from the records of CIBC Mellon Trust Company, located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common shares, although we are in the process of considering other transfer agents.

On 10/31/02, the shareholders' list for the Company's common shares showed 341 registered shareholders and 10,744,218 common shares outstanding. 38 of these shareholders were U.S. residents, holding 1,958,967 shares representing 18.2% of the issued and outstanding common shares.

The Company has researched the indirect holding by depository institutions and estimates that there are 38 "holders of record" resident in the United States, holding the aforementioned 1,958,967 common shares. Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 750 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

Management of Calais Resources Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation of all information in the annual report and for their integrity and objectivity. The consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles and are considered by management to present fairly the financial position and operating results of the Company. The significant accounting policies followed are described in the notes to the consolidated financial statements.

Management has established internal control systems to provide reliable accounting records and safeguard Company assets. The consolidated financial statements have been audited by the independent auditors KPMG LLP, Chartered Accountants, whose report outlines the scope of their examination and their opinion on the consolidated financial statements.

The Company's independent auditors have full rights to meet separately with the Audit Committee to discuss the results of their examination.

The Audit Committee of the Company reports their finding to the Board of Directors for its consideration in approving the financial statements for issuance.

/s/ Art Daher
Director, Calais Resources Inc.
Chilliwack, BC

October 9, 2003

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of Calais Resources Inc. as at May 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the two year period ended May 31, 2003 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended May 31, 2001, prior to the adjustments described in Note 3, were audited by another auditor who expressed an opinion without reservation on those statements in their report dated October 17, 2001, except as to Note 5 which was as of November 21, 2001. We have audited the adjustments to the 2001 consolidated financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

KPMG LLP

Chartered Accountants
Chilliwack, British Columbia

October 9, 2003

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the directors dated October 9, 2003 is expressed in accordance with Canadian reporting standards which does not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants
Chilliwack, Canada

October 9, 2003

CALAIS RESOURCES INC.

CONSOLIDATED BALANCE SHEETS
Expressed in Canadian Dollars
May 31, 2003 and 2002

		2003	2002 (Restated — Note 3)
ASSETS			
Current assets:			
Restricted cash (Note 7)		$ —	$ 67,415
Inventories		283,301	283,301
Prepaid expenses and deposits		—	7,612
		283,301	358,328
Capital assets (Note 4)		94,846	126,216
Mineral properties (Note 5)		13,206,552	12,709,871
		$ 13,584,699	$ 13,194,415
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank overdraft		$ 7,586	$ 9,399
Accounts payable and accrued liabilities		974,816	659,154
Note payable (Note 6)		95,795	—
Bank loan (Note 7)		1,642,200	1,832,616
Advances from shareholders, without interest or fixed terms of repayment; unsecured		697,573	546,138
		3,417,970	3,047,307
Long-term debt (Note 8)		4,624,916	4,573,136
Shareholders' equity:			
Share capital (Note 9)		23,457,480	22,897,780
Deficit		(17,915,667)	(17,323,808)
		5,541,813	5,573,972
Future operations (Note 1)			
Contingency (Note 12)			
Commitments (Note 15)			
Subsequent events (Note 16)			
		$ 13,584,699	$ 13,194,415

On behalf of the Board:

/s/ THOMAS S. HENDRICKS
Director

/s/ ART DAHER
Director

See accompanying notes to consolidated financial statements.

CALAIS RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Expressed in Canadian Dollars
Years Ended May 31, 2003, 2002 and 2001

	2003	2002 (Restated — Note 3)	2001 (Restated — Note 3)
Revenues	$ —	$ —	$ —
Expenses:			
Advertising	3,846	1,947	4,523
Amortization	5,433	7,043	10,694
Consulting fees	44,789	91,500	71,727
Filing fees, licenses, permits	1,044	2,586	2,924
Foreign exchange loss (gain)	(249,440)	4,699	75,207
Insurance	451	2,591	1,303
Interest and bank charges	624,073	318,553	35,288
Office and general	18,314	8,889	15,807
Professional fees	99,681	128,478	133,999
Rent	13,503	19,800	—
Telephone	12,750	13,997	12,871
Transfer agent fees	3,939	2,521	3,551
Travel	2,649	2,001	7,211
Utilities	12,360	10,820	2,456
Wages and benefits	—	—	58,639
	593,392	615,425	436,200
Loss before the undernoted	(593,392)	(615,425)	(436,200)
Other income (expense):			
Loss on abandonment of mineral properties			(312,749)
Gain on sale of capital assets	—	7,142	—
Interest income	600	3,092	1,081
Rental income	933	2,978	—
	1,533	13,212	(311,668)
Loss for the year	(591,859)	(602,213)	(747,868)
Deficit, beginning of year (Note 3)	(17,323,808)	(16,721,595)	(15,973,727)
Deficit, end of year	$(17,915,667)	$(17,323,808)	$(16,721,595)
Net loss per common share, basic and diluted	$ (0.05)	$ (0.06)	$ (0.08)
Weighted average common shares outstanding, basic and diluted	10,812,795	10,184,635	9,618,218

See accompanying notes to consolidated financial statements.

CALAIS RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in Canadian Dollars
Years Ended May 31, 2003, 2002 and 2001

	2003	2002 (Restated — Note 3)	2001 (Restated — Note 3)
Cash provided by (used in):			
Operations:			
Loss for the year	$(591,859)	$ (602,213)	$(747,868)
Items not involving cash:			
Accretion expense	51,780	51,204	—
Amortization	5,433	7,043	10,694
Shares issued for services	143,234	141,300	45,000
Loss on abandonment of mineral properties	—	—	312,749
Warrants issued for services	205,645	—	—
Gain on sale of capital assets	—	(7,142)	—
Loss on settlement of accounts payable and accrued liabilities with issuance of shares	1,911	—	—
Foreign exchange loss (gain)	(249,440)	4,699	—
Change in non-cash operating working capital:			
Restricted cash	67,415	(67,415)	—
Advances receivable	—	—	65,594
Other receivables	—	818	5,218
Prepaid expenses and deposits	7,612	—	7,343
Accounts payable and accrued liabilities	307,499	(190,411)	80,293
Note payable	95,795	—	—
	45,025	(662,117)	(220,977)
Financing:			
Bank loan	—	1,832,616	—
Advances from (to) shareholders	129,184	(274,755)	330,292
Long term debt	—	(623,575)	278,662
Issue of capital stock	90,021	—	—
	219,205	934,286	608,954
Investments:			
Mineral properties	(262,030)	(289,106)	(373,383)
Proceeds from disposal of capital assets	—	7,412	—
Net additions to capital assets	(387)	(506)	(1,416)
	(262,417)	(282,200)	(374,799)
Increase (decrease) in cash	1,813	(10,031)	13,178
Cash (bank overdraft), beginning of year	(9,399)	632	(12,546)
Cash (bank overdraft), end of year	$ (7,586)	$ (9,399)	$ (632)
Supplementary cash flow information:			
Interest paid	$ 107,790	$ 195,877	$ 35,288
Income taxes paid	—	—	—
Interest received	600	3,092	1,081
Non cash transactions:			
Shares issued to settle accounts payable and accrued liabilities	$ 38,800	$ —	$ —
Shares issued for mineral property development	82,000	30,000	15,000
Amortization capitalized to mineral properties	26,324	36,645	57,346
Accrued costs capitalized to mineral properties	126,327	28,418	—
Shares issued for repayment of shareholder advances	—	75,000	—
Advances receivable allocated to mineral properties	—	122,806	—

See accompanying notes to consolidated financial statements.

CALAIS RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian Dollars
Years Ended May 31, 2003, 2002 and 2001

1. General and future operations

Calais Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia on December 30, 1986. The Company is currently in the process of exploring and developing various mineral properties to determine whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for the mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because the Company experienced losses in 2003, 2002 and 2001 and has experienced negative cash flow from operations over a number of years. In addition, the Company was in default on its US$1,200,000 bank loan as of May 31, 2003. (See Notes 7 and 16)

Subsequent to the year end, the Company acquired US$4,500,000 in financing to repay the bank loan, trade creditors and provide operating funds (as described in Note 16). The Company is actively pursuing various additional options with potential lenders and investors which, if accepted, will in management's view, enable the Company to achieve its business plans. No agreements with potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. As is common with companies with negative cash flows and losses, there is no certainty that these and other strategies will be sufficient to permit the Company to continue beyond May 31, 2004.

The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the "going concern" basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Significant accounting policies

(a) Basis of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Calais International Inc., Calais Resources Nevada Inc., and Calais Resources Colorado Inc. All material inter-company transactions and balances have been eliminated.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, asset impairment and provisions for contingencies. Actual results could differ from those estimates.

(c) Cash equivalents

Cash equivalents consist of short-term deposits with terms to maturity of ninety days or less when acquired.

(d) Financial instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable, note payable, bank loans, long-term debt and advances from shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(e) Inventories

Inventories consist of mining equipment held for resale. Inventories are recorded at the lower of cost or net realizable value.

(f) Mineral properties

The Company is engaged in the acquisition, exploration and development of mineral properties. All acquisition, exploration and related direct overhead expenditures are deferred and will be depleted over the estimated life of the property. The estimated life of a property depends on whether the property contains economically recoverable reserves that can be brought into production. The costs relating to a property abandoned are written off when the decision to abandon is made.

The total amount recorded for mineral properties and deferred exploration expenditures represents costs incurred to date and does not reflect present or future values.

Proceeds from disposition of mineral properties are normally credited to the capitalized costs with no gain or loss being recognized unless the sale is significant to the capitalized property costs. For such significant dispositions, a gain or loss would be recognized.

(g) Capital assets and amortization

Capital assets are recorded at cost and are amortized over the estimated useful life on the declining balance method at rates of 20% to 30% per annum. Amortization related to exploration and mining equipment is capitalized as a mineral property cost.

(h) Foreign currency

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(i) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period. Future income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded for future tax assets when it is not more likely than not that such future tax assets will be realized.

(j) Net loss per share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the weighted average number of common shares and potentially dilutive common shares outstanding during the year. As the Company has a net loss in the years ending May 31, 2003, 2002 and 2001, basic and diluted net loss per share are the same.

(k) Stock-based compensation

The Company has no formal stock-based compensation plans. Prior to April 1, 2002 the Company applied the settlement method for all stock-based compensation awards. Under the settlement method, no compensation expense is recognized for these plans when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to common shares. For consideration paid to an employee for the repurchase of stock options, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

Effective April 1, 2002, the Company adopted new CICA section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the fair value based method of accounting for certain, but not all, stock-based transactions. The standard permits, and the Company has elected, for stock option grants to employees and directors to continue to be accounted for using the settlement method.

No options issued on or after April 1, 2002 were issued to employees, as a result, no pro-forma disclosures are provided.

3. Prior period adjustments

During the year ended May 31, 2003, it was determined that the following had not been recorded in previously issued financial statements:

(a) A fair value conversion option related to the convertible debentures as described in Note 8.

(b) Payable to a director for services related to the companys' mineral properties.

(c) Costs related to a previously abandoned mineral property.

Accordingly, the prior year's figures have been retroactively restated.

The impact on previously reported amounts is as follows:

	2002 Previously Reported	Adjustment	2002 as Restated
Mineral properties	$ 12,681,453	$ 28,418	$ 12,709,871
Accounts payable and accrued liabilities	595,238	63,916	659,154
Long-term debt	5,097,105	(523,969)	4,573,136
Share capital	22,322,607	575,173	22,897,780
Deficit, end of year	(17,237,106)	(86,702)	(17,323,808)
Interest and bank charges	267,349	51,204	318,553
Loss for year	551,009	51,204	602,213
Net loss per common share, basic and diluted	(0.05)		(0.06)

	2001 Previously Reported	Adjustment	2001 as Restated
Accounts payable and accrued liabilities	$ 780,994	$ 35,498	$ 816,492
Long-term debt	5,720,680	(575,173)	5,145,507
Share capital	22,076,307	575,173	22,651,480
Deficit, end of year	(16,686,097)	(35,498)	(16,721,595)

4. Capital assets

	2003	2002
Cost:		
Land	$ 8,215	$ 8,215
Furniture	10,947	10,947
Computer equipment	37,494	37,494
Automotive equipment	57,331	57,331
Exploration/mining equipment	498,988	498,988
Software	6,647	6,260
	619,622	619,235
Accumulated depreciation:		
Furniture	7,783	7,065
Computer equipment	32,378	30,502
Automotive equipment	50,172	47,506
Exploration/mining equipment	428,149	401,825
Software	6,294	6,121
	524,776	493,019
Net book value	$ 94,846	$126,216

Amortization of $26,324 (2002 — $36,645) related to exploration equipment was capitalized to mineral properties during the year.

5. Mineral properties

	2003	2002 (Note 3)
Nevada U.S.A.	$ 3,449,004	$ 3,297,789
Colorado, U.S.A.	9,466,230	9,268,024
Panama, Central America	291,318	144,058
	$13,206,552	$12,709,871

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. The majority of the properties in which the Company has committed to earn an interest are located outside Canada. The Company is therefore relying on title opinions by legal counsel who are basing such opinions on the laws of the respective country.

(a) Nevada, U.S.A.

In December 1994, the Company acquired a 51% interest in certain patented and unpatented claims located in Nevada from a company controlled by directors for $1,176,000 US plus a 5% net smelter royalty. The Company can also acquire a 100% interest in a further 89 claims in this property under this agreement.

The Company entered into an agreement and settlement dated September 7, 2000 with Nevada Manhattan Mining Incorporated to settle and purchase Nevada Manhattan Mining Incorporated's 24.5% interest in the property. The Company agreed to make four annual payments of US$75,000 each for a total of US$300,000. During the term of the agreement the Company has agreed to pay Nevada Manhattan Mining Incorporated a 2% net smelter return royalty. The Company can purchase the entire Nevada Manhattan Mining Incorporated interest and royalty at any time over a thirty-year period for US$7,500,000, which would include production royalties.

The Company also holds a 100% interest in 42 unpatented claims in the Manhattan Mining district by staking.

The Company is in the process of investigating its title to the above properties. After a preliminary review of the title information, it appears that title of the above claims are owned by companies controlled by directors of the Company or other individuals, although it appears that, based on agreements these titles should be conveyed to the Company. The Company has commenced discussions in an effort to resolve the situation, the results of which are undeterminable at this time. Adjustments, if any, to the properties will be recorded when title to the properties have been resolved.

(b) Colorado, U.S.A.

Included in the Colorado properties is a 100% working interest in the Consolidated Caribou-Cross-Comstock-Panadora district mine area which the Company acquired in 1997 for US$4,000,000 in stock, cash and final property payments. After acquisition of 100% working interest the seller retains a 2% net smelter royalty interest in the property. The Company has the right to buy back half of the net smelter royalty (1%) for US$750,000. The seller has not sold any of the issued shares for this acquisition through May 31, 2003. During 2000, the Company acquired 100% ownership of 10 patented claims that are continuations of the historic Boulder County and Cardinal vein systems. The Colorado properties contain a well-documented mineral resource of 424,500 ounces of gold and 11,725,000 ounces of silver.

(c) Panama, Central America

The Company owns hard rock mining concessions to 61,000 acres (24,686 hectares) in the eastern Veraguas District of Panama in Central America in 2001. The acquisition was made through a five-year agreement with Panama Mining of Golden Cycle Incorporated, the seller. The Company issued 100,000 shares of stock to the seller. The Company is obligated to pay the seller a 2% net smelter return on any hard rock mineral production. The Company can purchase the concessions from the seller at any time up to August 31, 2004 for US$2,500,000 (the "early purchase"). Upon completion of the early purchase the 2% net smelter return is reduced to 0.5%. The Company is obligated to pay the annual taxes and holding fees.

The Company is also obligated to pay the seller a 6% gross royalty ("GSR") on all placer gold mining production to a maximum GSR fee of US$5,000,000. Upon the total payment under the GSR reaching US$5,000,000, the GSR percentage is reduced to 1% for the balance of the life of placer production.

The Company acquired additional hard rock mining concessions of 13,590 acres (5,500 hectares) in the above-mentioned location in 2003. The acquisition was made through a new ten-year agreement with the seller, which replaces or amends the above-mentioned five-year agreement. Under this new agreement, the Company issued an additional 100,000 shares of stock, paid US$10,000 in cash and assumed US$15,750 of payables from the seller. The Company is also required to spend US$500,000 on exploration by February 28, 2004, under the terms of this new agreement.

6. Note payable

Note payable, to a director for US$70,000 (2002 — $nil) plus interest at 12% per annum due May 22, 2003; secured by inventories, convertible to 116,667 shares at US$0.60 per share. As consideration for note, the director was also provided with 82,500 stock options with an exercise price of $1.26.

Subsequent to May 31, 2003, the note was repaid in full.

7. Bank loan

Loan payable with interest only payments at 10.5% per annum. Principal of US$1,200,000 due in full on December 16, 2002; secured by deed of trust over mineral properties. At May 31, 2003 the Company was in default with respect to this loan and, as a result, the interest rate on the loan was increased to 24% per annum.

Subsequent to May 31, 2003, the Company reached an agreement with the bank, and paid all arrears interest and a US$120,000 principal repayment. As a result of this agreement the due date of the loan was extended to December 16, 2003 and the interest rate reduced to 10.5% from 24%.

During August 2003, the balance outstanding on the loan of US$1,080,000 plus accrued interest was repaid in full (see Note 16).

Cash of $nil (2002 — $67,415) is held in an escrow account for monthly interest payments.

8. Long-term debt

	2003	2002 (Note 3)
Debentures payable, without interest, due May 2011, convertible to common shares at an conversion price of $1.23 per share at holders discretion; unsecured	$5,097,105	$5,097,105
Less: Cumulative accretion remaining	(472,189)	(523,969)
	$4,624,916	$4,573,136

Accretion expense to the face value of the debt of $51,780 (2002 — $51,204; 2001 — $nil) has been included in interest and bank charges for the year.

All debentures are held by companies or persons related to a shareholder and director. It is not practicable to determine the fair value of the debentures and advances from shareholders due to their related party nature and the absence of a secondary market for such instruments.

9. Share capital

(a) Authorized: 100,000,000 Common shares without par value

(b) Issued and outstanding shares

	2002	
	Number of Shares	Amount
Balance, May 31, 2000	9,655,718	$22,015,767
Issued for services	100,000	45,000
Issued under exercise of stock options	100,000	15,000
Fair value conversion option on convertible debentures	—	575,713
Balance, May 31, 2001	9,855,718	22,651,480
Issued to settle debt	250,000	75,000
Issued for services	471,000	141,300
Issued for acquisition of mineral properties	100,000	30,000
Balance, May 31, 2002	10,676,718	22,897,780
Issued to settle debt	67,500	38,800
Issued for cash	62,500	78,771
Issued on exercise of options	25,000	11,250
Issued for services	261,667	143,234
Issued for acquisition of mineral properties	100,000	82,000
Warrants issued for services	—	205,645
Balance, May 31, 2003	11,193,385	$23,457,480

Included in issued and outstanding capital stock are 150,000 contingently cancelable shares that are held in escrow and may not be traded without regulatory approval.

(c) Stock options

Date	Number	Weighted Average Exercise Price Per Share
Issued and outstanding, May 31, 2000	824,250	$ 0.45(i)
Issued in the year	155,000	0.45
Expired in the year	(14,000)	(0.45)
Issued and outstanding, May 31, 2001	965,250	0.45
Issued in the year	60,000	0.77
Issued and outstanding, May 31, 2002	1,025,250	0.47
Issued in the year	82,500	1.26
Issued in the year	15,000	0.45
Exercised in the year	(25,000)	(0.45)
Expired in the year	(116,250)	(0.45)
Balance, May 31, 2003	981,500	$ 0.54

Options outstanding at May 31, 2003 are as follows:

	Number	Exercise Price Per Share	Expiry Date	Weighted Average Remaining Life
Other	60,000	$0.77	June 2003	0.1 years
Director and employee options	684,000	$0.45	October 2003	0.4 years(ii)
Director options	82,500	$1.26	November 2004	1.5 years
Director and employee options	155,000	$0.45	August 2005	2.3 years(iii)
	981,500			0.8 years

All outstanding options are exercisable when issued.

(i) During 2001, these option were repriced from $1.34 to $0.45.

(ii) 185,000 of these options were exercised subsequent to year-end.

(iii) 5,000 of these options were exercised subsequent to year-end.

(d) Warrants

	Number	Weighted Average Exercise Price Per Share
Issued and outstanding, May 31, 2001 and May 31, 2002	—	$ —
Issued in the year for services	548,803	US$ 0.81
Balance, May 31, 2003	548,803	US$ 0.81

Warrants outstanding at May 31, 2003 are as follows:

Number	Exercise Price Per Warrant	Expiry Date	Weighted Average Remaining Life
62,500	US$0.80	September 2003	0.3 years(i)
486,303	US$0.81	October 2004	1.4 years
548,803	US$0.81		1.3 years

(i) These warrants were exercised subsequent to year-end.

10. Income taxes

The Company has income tax loss carryforwards of approximately $2,828,000 which are available to reduce future taxable income. The benefits of the losses have not been recognized in the financial statements. The losses will expire as follows:

	Canada	U.S.	Total
2004	$ 547,000	$ —	$ 547,000
2005	13,000	—	13,000
2006	105,000	—	105,000
2007	222,000	—	222,000
2008	150,000	—	150,000
2009	259,000	—	259,000
2010	210,000	—	210,000
2018	—	444,000	444,000
2019	—	160,000	160,000
2020	—	76,000	76,000
2021	—	356,000	356,000
2022	—	259,000	259,000
2023	—	27,000	27,000
	$1,506,000	$1,322,000	$2,828,000

Significant components of the Company's future tax assets are shown below. A valuation allowance has been recognized to fully offset the net future tax assets as realization of such net assets is uncertain.

	2003	2002
Future tax assets:		
Operating loss carryforwards	$ 1,120,000	$ 1,186,000
Capital assets	—	27,000
	1,120,000	1,213,000
Valuation allowance for future tax assets	(1,109,000)	(1,213,000)
	11,000	—
Future tax liabilities:		
Capital assets	(11,000)	—
Net future tax assets	$ —	$ —

11. Related party transactions

During the year, the Company paid, through the issuance of common stock, $21,400 (2002 — $82,500; 2001 — $43,119) to a director for various services provided to the Company throughout the year. The Company also paid a director $12,000 (2002 — $19,800; 2001 — $nil) for office rent.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Subsequent to year-end, a director obtained a personal mortgage (the "interim mortgage" — see Note 16(a)) in the amount of $587,680 in order to meet certain obligations of the Company. The interim mortgage was subsequently repaid by the Company (see Note 16(b)).

12. Contingency

The Company is negotiating with a shareholder and director of the Company for claims of past wages, salary remuneration and expenses in the approximate amount of US$544,700 ($745,400 Cdn). Included in advances from shareholders is $343,400 Cdn provided for this claim. The claim is under negotiation, the outcome of which is undeterminable. Accordingly, no additional provision has been recorded. Additional amounts, if any, will be recorded in the period the claim is settled.

13. Segmented information

The Company operates principally in the mining industry segment.

The Company's operations are in the following geographical locations:

	2003	2002	2001
Net loss for the year:			
Canada	$ 468,604	$ 312,347	$ 487,017
United States	123,255	289,866	260,851
	$ 591,859	$ 602,213	$ 747,868
Identifiable assets at end of year:			
Canada	$ 290,092	$ 291,949	$ 295,978
United States	13,294,607	12,902,466	12,491,799
	$13,584,699	$13,194,415	$12,787,777

14. Financial instruments

The Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to foreign currency risk, interest rate risk and industry credit risk.

(a) Foreign currency risk

A significant portion of the Company's operations are located in the United States and the Company manages its exposure to foreign currency fluctuations by maintaining U.S. currency bank accounts and denominates its commitments and contracts in U.S. dollar equivalents.

(b) Credit risk

The Company's receivables are mainly for cost recoveries from related parties. The Company has no significant credit risk as it has the ability to net amounts receivable against accounts payable for services rendered by these parties.

15. Commitments

(a) The Company is committed under option and lease agreements to expend on exploration expenditures and property option payments amounts as disclosed in Notes 5 (a), (b), and (c) in the form of cash and/or stock as detailed therein.

(b) On October 23, 2002, the Company entered into a one year advisory services agreement with a financial consulting firm. Under the terms of this agreement, the Company issued 150,000 shares that were restricted from trading for one year and provided a warrant for 486,303 shares at an exercise price of US$0.81.

A director of the Company also transferred 91,667 free-trading, non-encumbered shares to be held as collateral against 12 monthly payments of US$5,000 in consulting fees for a total of US$60,000. The Company replaced the directors free-trading shares with a new allotment of 91,667 shares that are restricted from trading for a one year period.

16. Subsequent events

(a) In June 2003, a director obtained a personal mortgage for US$587,680 to pay various liabilities on behalf of the Company. Prepaid interest and fees of US$87,680 were withheld, providing net cash funding of US$500,000 to the Company (the "interim mortgage").

The interim mortgage was used in part to rectify the default under the Company's bank loan (Note 7). The interim mortgage was repaid in full with the proceeds of the financing described in Note 16(b).

(b) In August 2003, the Company obtained US$4,500,000 in financing by way of a first mortgage on the Colorado, USA mineral properties. The total amount includes two years prepaid interest at a rate of 12.9% per annum or approximately US$1,000,000 providing net cash funding to the Company of approximately $3,500,000.

The net cash proceeds of US$3,500,000 were used as follows:

Repayment of remaining bank loan (Note 7)	US$1,080,000
Repayment of interim mortgage (Note 16(a))	588,000
Repayment of trade payables	700,000
Working capital	1,037,000
Financing costs	95,000
	US$3,500,000

As consideration for this financing, the Company also issued 8,181,818 shares of stock at a deemed price of US$0.55 per share for a total financing fee of US$4,500,000. The financing fee will be recorded in the first quarter of fiscal 2004. 1,500,000 of these shares are to be placed in escrow by the lender and are to be used to satisfy the debt if and when the Company's average share price reaches US$3.00 per share. The loan, if not repaid from the sale of escrowed shares, is due in full on July 31, 2005.

17. Comparative figures

Certain balances in the preceding period have been reclassified or restated (Note 3) to conform with the current year's financial statement presentation.

18. Reconciliation with United States Generally Accepted Accounting Principles

Generally accepted accounting principles ("GAAP") and practices in the United States of America ("U.S. GAAP") differ in certain respects from Canadian GAAP. Differences which may materially affect these consolidated financial statements are:

(a) *Mineral property exploration and development expenditures*

Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets" in the U.S. requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is measured, equal to the excess of the carrying amount over the fair value of the assets. United States Security and Exchange Commission staff have indicated that their interpretation of SFAS 144 requires mineral property exploration and development costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

Accordingly, for all periods presented, the Company has expensed exploration and development costs incurred for U.S. GAAP purposes. Once proved and probable reserves are established, capitalization of related costs would commence. This is significantly different from the accounting policy under Canadian GAAP, as detailed in the mineral properties significant accounting policy note.

Under U.S. GAAP, additional exploration costs for mineral properties that would be written off are as follows:

	2003	2002 (Note 3)	2001 (Note 3)
Mineral exploration and development costs	$496,681	$506,975	$445,729

(b) *Stock-based compensation*

Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that stock-based compensation be accounted for based on a fair value methodology, although it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations for employee awards. SFAS 123 allows an entity to continue to measure compensation costs for employee stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25") and related interpretations. The Company has elected to measure compensation cost for those employee plans using APB 25. As such, compensation expense under fixed plans is recorded only if the market value of the underlying stock at the date of granting exceeds the exercise price. If the exercise price of a fixed option award is reduced, the award is accounted for as a variable award from the date of modification to the final measurement date upon which the award is exercised, is forfeited, or expires unexercised. Compensation cost is adjusted in subsequent periods up to the measurement date for changes in the quoted market price. The Company follows the settlement method under Canadian GAAP and as a result no compensation expense is recognized for employee awards.

Compensation expense (recovery) recognized for employee fixed and variable awards for the year ended May 31, 2003 would be $(44,164) (2002 — $125,917; 2001 — $183,079) under US GAAP.

(c) *The Company has 150,000 common shares held in escrow*

The release of the shares is contingent on certain performance conditions. Compensation under U.S. GAAP, if any, is recognized when the contingency is resolved and the shares are released from escrow based upon value of the shares as they become releasable. As at May 31, 2003, no shares are releasable from escrow. No similar compensation expense would be recognized under Canadian GAAP.

(d) Fair value conversion option

Under Canadian GAAP a fair value conversion option is recorded for all convertible debentures. Under U.S. GAAP, a beneficial conversion option is only recorded if the option is in the money at the date of the transaction.

(e) Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates

Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Recording Canadian deferred tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders' equity under U.S. GAAP.

(f) The following table presents the consolidated balance sheet, statement of operations and deficit, and cash flows under U.S. GAAP

Balance Sheet

	2003	2002 (Note 3)
Total assets under Canadian GAAP	$ 13,584,699	$ 13,194,415
Adjustments to mineral property exploration and development expenditures(a)	(13,206,552)	(12,709,871)
Total assets under U.S. GAAP	$ 378,147	$ 484,544
Total liabilities under Canadian GAAP	$ 8,042,886	$ 7,620,443
Fair value conversion option(d)	472,189	523,969
Total liabilities under U.S. GAAP	8,515,075	8,144,412
Share capital, Canadian GAAP	23,457,480	22,897,780
Gain on sale of subsidiary	(430,000)	(430,000)
Stock-based compensation(b)	264,832	308,996
Fair value conversion option(d)	(575,173)	(575,173)
Share capital, U.S. GAAP	22,717,139	22,201,603
Accumulated deficit, U.S. GAAP	(30,854,067)	(29,861,471)
Shareholders' deficiency, U.S. GAAP	(8,136,928)	(7,659,868)
Shareholders' deficiency and liabilities under U.S. GAAP	$ 378,147	$ 484,544

Statement of Operations and Deficit

	Cumulative from Inception to May 31, 2003	Year Ended May 31, 2003	Year Ended May 31, 2002	Year Ended May 31, 2001
			(Note 3)	(Note 3)
Net loss under Canadian GAAP	$(17,915,667)	$ (591,859)	$ (602,213)	$ (747,868)
Adjustments:				
Mineral property exploration and development expenditures	(13,206,552)	(496,681)	(506,975)	(445,729)
Loss on mineral property exploration previously recorded for U.S. GAAP	—	—	—	312,749
Gain on sale of subsidiary	430,000	—	—	—
Stock-based compensation	(264,832)	44,164	(125,917)	(183,079)
Fair value conversion option	102,984	51,780	51,204	—
Net loss, being comprehensive loss, under U.S. GAAP	(30,854,067)	(992,596)	(1,183,901)	(1,063,927)
Accumulated opening deficit under U.S. GAAP	—	(29,861,471)	(28,677,570)	(27,613,643)
Ending deficit, U.S. GAAP	$(30,854,067)	$(30,854,067)	$(29,861,471)	$(28,677,570)
Net loss per share, basic and diluted, U.S. GAAP		$ (0.09)	$ (0.12)	$ (0.11)

(g) Statement of cash flows

For Canadian GAAP, cash flows relating to mineral property exploration and development expenditures are reported as investing activities. For U.S. GAAP purposes, these costs would be characterized as operating activities. Under U.S. GAAP financing activities would include financing through the Company's bank overdraft. Accordingly, the effect of these differences on the statements of cash flows are summarized as follows:

	2003	2002 (Note 3)	2001 (Note 3)
Cash provided by (used in) operations under Canadian GAAP	$ 45,025	$(662,117)	$(220,977)
Adjustment for mineral exploration costs	(262,030)	(289,106)	(373,383)
Cash used in operations under U.S. GAAP	(217,005)	(951,223)	(594,360)
Cash provided by (used in) investments under Canadian GAAP	(262,417)	(282,200)	(374,799)
Adjustment for mineral exploration costs	262,030	289,106	373,383
Cash provided by (used in) investments under U.S. GAAP	(387)	6,906	(1,416)
Financing activities under Canadian GAAP	219,205	934,286	608,954
Increase (decrease) in bank overdraft	(1,813)	9,399	(12,546)
Financing activities under U.S. GAAP	217,392	943,685	596,408
Increase (decrease) in cash under Canadian GAAP	1,831	(10,031)	13,178
Additional bank overdraft financing (repayment)	(1,831)	9,399	(12,546)
Increase (decrease) in cash under U.S. GAAP	—	(632)	632
Cash, beginning of year, U.S. GAAP	—	632	—
Cash, end of year, U.S. GAAP	$ —	$ —	$ 632

(h) Development stage enterprise

The Company meets the definition of a Development stage enterprises under FAS No. 7. The following additional disclosures would be required under U.S. GAAP.

Consolidated statements of operations and deficit (U.S. GAAP)

	Cumulative from Inception Dec. 30, 1986 to May 31, 2003
Operating, exploration and administrative expenses	$(22,809,852)
Loss on disposition of subsidiary	(12,107,072)
Other income	4,062,857
Net loss for the period since inception to May 31, 2003	$(30,854,067)

Consolidated statements of cash flows

	Cumulative from Inception Dec. 30, 1986 to May 31, 2003
Operating activities	$(10,185,965)
Financing activities	15,913,132
Investing activities	(5,727,167)
Net cash inflows from inception to May 31, 2003	$ —

Additional shareholders' equity disclosures required under FAS No. 7 would include:

	Common Shares		Deficit Accumulated Since Inception
	Number	Amount	
Balance at inception	—	$ —	
Issued for cash:			
December 1986	1	1	
January 1987	80,000	100,000	
April 1987	150,000	7,500	
Net loss for the year under U.S. GAAP	—	—	$ (108,647)
Balance, May 31, 1987	230,001	107,501	(108,647)
Issued for cash:			
September 1987	11,600	14,500	
March 1988	100,000	150,000	
Net loss for the year under U.S. GAAP	—	—	(42,412)
Balance, May 31, 1988	341,601	272,001	(151,059)
Issued for cash:			
August 1988	31,000	54,250	
Issued upon exercise of warrants:			
August 1988	20,000	40,000	
March 1989	5,000	10,000	
Net loss for the year under U.S. GAAP	—	—	(185,968)
Balance, May 31, 1989	397,601	376,251	(337,027)
Issued for cash:			
July 1989	40,000	136,000	
Issued upon exercise of options:			
August 1989	20,000	75,000	
Net loss for the year under U.S. GAAP	—	—	(54,515)
Balance, May 31, 1990	457,601	587,251	391,542

	Common Shares		Deficit Accumulated Since Inception
	Number	Amount	
Acquisition of Cinsonix Limited:			
July 1989	1,000,000	750,000	
Issued for finder's fee	30,000	90,000	
Net loss for the year under U.S. GAAP	—	—	(1,179,904)
Balance, May 31, 1991	1,487,601	1,427,251	(1,571,446)
Issued for mineral properties:			
April 1992	50,000	20,000	
Net loss for the year under U.S. GAAP	—	—	(71,702)
Balance, May 31, 1992	1,537,601	1,447,251	(1,643,148)
Issued for cash:			
July 1992	1,000,000	150,000	
March 1993	600,000	132,000	
Issued for debt settlement:			
August 1992	115,468	23,094	
Issued for finder's fee	30,000	26,100	
Net loss for the year under U.S. GAAP	—	—	(118,136)
Balance, May 31, 1993	3,283,069	1,778,445	(1,761,284)
Issued for mineral properties Oct. 1993	50,000	30,500	
Issued for exercise of warrants:			
June 1993	1,000,000	150,000	
September 1993	145,000	31,900	
Issued for cash:			
January 1994	170,000	102,000	
Net loss for the year under U.S. GAAP	—	—	(329,175)
Balance, May 31, 1994	4,648,069	2,092,845	(2,090,459)
Issued for cash:			
November 1994	200,000	150,000	
Issued for exercise of warrants:			
October 1994	205,000	55,000	
December 1994	40,000	10,400	
January 1995	215,000	55,900	
May 1995	3,000	2,250	
Disposition of Cinsonix Limited	(905,209)	(430,001)	
Net loss for the year under U.S. GAAP	—	—	(231,833)
Balance, May 31, 1995	4,405,860	1,936,394	(2,322,292)
Issued for cash:			
June 1995	700,000	700,000	
December 1995	209,200	796,142	

	Common Shares		Deficit Accumulated Since Inception
	Number	Amount	
April 1996	285,750	1,091,565	
May 1996	359,300	1,372,526	
Issued for mineral properties:			
June 1995	100,000	300,000	
Issued upon exercise of warrants:			
June 1995	81,500	61,125	
August 1995	141,500	97,635	
September 1995	8,000	6,800	
October 1995	73,500	66,215	
November 1995	300,000	300,000	
April 1996	43,500	36,975	
May 1996	36,500	31,025	
Issued for finder's fee:			
May 1996	4,364	—	
Net loss for the year under U.S. GAAP	—	—	(2,149,041)
Balance, May 31, 1996	6,748,974	6,796,402	(4,471,333)
Issued for cash:			
September 1996	199,820	2,038,163	
Issued for finder's fee:			
September 1996	5,962		
Issued upon exercise of options:			
August 1996	10,000	13,000	
September 1996	3,000	3,900	
December 1996	1,000	1,300	
January 1997	1,000	1,300	
February 1997	7,000	16,520	
March 1997	500	650	
April 1997	75,900	98,670	
May 1997	81,000	105,300	
Issued upon exercise of warrants:			
June 1996	27,500	23,375	
February 1997	285,750	1,428,750	
March 1997	222,700	1,113,500	
Net loss for the year under U.S. GAAP	—	—	(2,928,560)
Balance, May 31, 1997	7,670,106	11,640,830	(7,399,893)
Issued for October 1997	537,200	2,686,000	
Issued upon exercise of options:			
July 1997	1,400	1,820	
August 1997	1,000	1,300	

CALAIS RESOURCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Common Shares		Deficit Accumulated Since Inception
	Number	Amount	
September 1997	7,000	9,100	
October 1997	39,562	61,823	
May 1998	207,000	60,030	
Issued for mineral properties:			
February 1998	11,250	97,538	
March 1998	619,000	3,683,050	
Net loss for the year under U.S. GAAP	—	—	(10,779,708)
Balance, May 31, 1998	9,093,518	18,241,491	(18,179,601)
Returned to Treasury:			
July 1998	(22,039)	—	
Issued upon exercise of options:			
March 1999	25,000	33,500	
Issued for debt settlement:			
January 1999	180,125	270,188	
Issued for mineral properties:			
November 1998	80,364	478,166	
March 1999	288,750	2,503,462	
March 1999	10,000	59,500	
Net loss for the year under U.S. GAAP	—	—	(7,158,555)
Balance, May 31, 1999	9,655,718	21,586,307	(25,338,156)
Net loss for the year under U.S. GAAP	—	—	(2,275,487)
Balance, May 31, 2000	9,655,718	21,586,307	(27,613,643)
Issued under settlement of services:			
August 2000	100,000	45,000	
Issued under exercise of options:			
January 2001	100,000	15,000	
Stock-based compensation	—	183,079	
Net loss for the year under U.S. GAAP	—	—	(1,063,927)
Balance, May 31, 2001	9,855,718	21,829,386	(28,677,570)
Issued for debt settlement:			
October 2001	250,000	75,000	
Issued under settlement of services:			
October 2001	471,000	141,300	
Issued for mineral properties:			
October 2001	100,000	30,000	
Stock-based compensation	—	125,917	
Net loss for the year under U.S. GAAP	—	—	(1,183,901)
Balance, May 31, 2002	10,676,718	22,201,603	(29,861,471)

	Common Shares		Deficit Accumulated Since Inception
	Number	Amount	
Issued for debt settlement:			
June 2002 and August 2002	67,500	38,800	
Issued under settlement of services:			
October 2002 and January 2003	261,667	143,234	
Issued for mineral properties:			
February 2003	100,000	82,000	
Issued under exercise of options:			
January 2003	25,000	11,250	
Issued for cash			
October 2002	62,500	78,771	
Warrants issued under settlement of services:			
October 2002	—	205,645	
Stock based compensation	—	(44,164)	
Net loss for the year under U.S. GAAP	—	—	(992,596)
Balance, May 31, 2003	11,193,385	$22,717,139	$(30,854,067)

All of the above transactions have been included on a post-consolidation basis.